

Kyrtin Atreides (He/Him)

Chief Operations Officer | Researcher | Project Manager

Seattle, Washington, United States ·

Contact info

13 connections

 **AGI Laboratory**

M **Millsaps College**

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Experience



Chief Operations Officer
AGI Laboratory · Full-time
Sep 2018 – Present · 3 yrs 1 mo
Seattle, Washington, United States

- Writing and updating best practices documentation.
- Presenting research results at conferences internationally.
- Developing public-facing use case documentation
- Designing a system for upgrading mASI functionality to real-time operation.
- Developed a cognitive bias dataset covering most of the 188+ cognitive biases, later processed by Uplift.
- Monitoring of all daily operations and risk manag(...see more

Senior Researcher
SERIES · Part-time
Aug 2015 – Present · 6 yrs 2 mos
Seattle, Washington, United States

Kyrtin pioneered a new method of psychoacoustic treatment using signal deviations processed at the subconscious level to induce states of heightened focus and relaxation. This method was refined over the years, with various er ...see more

Project Manager

JHS · Full-time

Sep 2010 – Aug 2015 · 5 yrs

Jackson, Mississippi, United States

• Managed project timelines, logistics, and budgeting.
• Managed and trained regular staff, contractors, and interns.
• Managed vendor relations across a wide local network.
• Maintained and grew a list of regular satisfied clie ...see more

Education



Millsaps College

Computer Science

Skills & endorsements

Project Management · 4

Robert von Leszczynski and 3 connections have given endorsements for this skill

Research · 4

Robert von Leszczynski and 3 connections have given endorsements for this skill

Research and Development (R&D) · 3

Robert von Leszczynski and 2 connections have given endorsements for this skill

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Interests



AGI Laboratory
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